Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for May 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for May 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In May 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 52.94% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 34.34%, 95.31% and 93.36%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 61.38%. Of which, passenger traffic for domestic, regional and international routes decreased by 45.62%, 99.06% and 96.15%, respectively as compared to the same period last year. The passenger load factor was 66.80%, representing a decrease of 14.61 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 14.05 percentage points, 60.79 percentage points and 33.90 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in May 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 11.29% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 2.72% as compared to the same period last year. The cargo and mail load factor was 45.57%, representing a decrease of 6.57 percentage points as compared to the same period last year.

In May 2020, the Group introduced three aircraft, including two 777-200F aircraft and one A320NEO aircraft, and terminated the lease of six aircraft, including one EMB190 aircraft, one A319 aircraft and four A320 aircraft. As of the end of May 2020, the Group operated a fleet of 853 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	6	46
Airbus 320 Series	95	95	119	309
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	11	17
ARJ21	1	0	0	1

Total	287	259	307	853

KEY OPERATION DATA OF MAY 2020

Traffic	May 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	8,518.41	46.21	-45.62	36,992.40	-52.59
Regional	2.99	262.19	-99.06	179.11	-88.02
International	260.50	26.65	-96.15	10,063.56	-71.19

Total	8,781.90	45.57	-61.38	47,235.07	-58.73

RTK (in million)
Domestic	863.32	41.57	-43.58	3,718.07	-50.56
Regional	1.09	29.41	-96.41	19.65	-86.14
International	550.89	20.25	-50.30	3,023.47	-43.64

Total	1,415.30	32.42	-46.97	6,761.19	-48.09

RTK - Cargo and Mail (in million)
Domestic	105.28	14.71	-24.39	472.50	-27.85
Regional	0.83	7.38	-60.37	4.05	-60.97
International	527.66	19.97	3.43	2,151.22	-6.49

Total	633.77	19.05	-2.72	2,627.76	-11.40

Passengers carried (in thousand)
Domestic	5,829.99	51.90	-44.32	24,179.96	-52.87
Regional	2.85	232.36	-98.78	156.66	-86.23
International	38.33	29.30	-97.61	2,248.94	-72.53

Total	5,871.17	51.77	-52.31	26,585.55	-56.15

Cargo and mail carried (in thousand tonnes)
Domestic	64.33	16.51	-24.85	286.56	-29.23
Regional	0.81	5.02	-56.42	3.82	-58.30
International	57.64	20.71	-3.16	239.78	-10.14

Total	122.77	18.36	-16.46	530.16	-22.14

Capacity	May 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	12,570.67	39.21	-34.34	55,090.24	-41.77
Regional	19.64	39.42	-95.31	351.05	-82.02
International	556.03	16.27	-93.36	14,950.37	-64.41

Total	13,146.35	38.06	-52.94	70,391.65	-49.20

ATK (in million)
Domestic	1,396.64	40.93	-35.31	6,166.89	-42.68
Regional	3.82	30.68	-92.01	44.35	-80.22
International	1,173.33	53.80	-24.63	5,157.89	-33.10

Total	2,573.79	46.50	-31.61	11,369.12	-39.18

ATK - Cargo and Mail (in million)
Domestic	265.28	48.79	-39.14	1,208.77	-46.13
Regional	2.05	23.97	-79.63	12.75	-73.74
International	1,123.29	56.05	39.79	3,812.35	-2.98

Total	1,390.62	54.55	11.29	5,033.87	-19.10

Load Factor	May 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	67.76	3.24	-14.05	67.15	-15.33
Regional	15.21	9.36	-60.79	51.02	-25.57
International	46.85	3.84	-33.90	67.31	-15.85

Total	66.80	3.45	-14.61	67.10	-15.50

Cargo and Mail Load Factor
Domestic	39.69	-11.79	7.74	39.09	9.90
Regional	40.43	-6.25	19.65	31.76	10.39
International	46.97	-14.13	-16.51	56.43	-2.12

Total	45.57	-13.6	-6.57	52.20	4.54

Overall Load Factor (RTK/ATK)
Domestic	61.81	0.28	-9.06	60.29	-9.60
Regional	28.61	-0.28	-34.99	44.31	-18.89
International	46.95	-13.10	-24.26	58.62	-10.96

Total	54.99	-5.85	-15.93	59.47	-10.21

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 June 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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